Exhibit B MedFire Team

The Executive MedFire Team



Gregory Christmas
President & CEO





Staci Mehl
Vice President

Advisory Consultant





Andrea Siller

Bio Engineer & Consultant

President and CEO





Gregory Christmas
President & CEO

Gregory Christmas - President and CEO

Gregory Christmas founded MedFire Innovations, and serves the Company as the President and Chairman of the Board of Directors. He is an experienced entrepreneur with a background in private sector business and public service in emergency operations and management, and administrative management. Prior to the founding of the company, He has extensive 30 + years of experience working in the Public Safety industry, including as a Fire Captain – Paramedic in California. Mr. Christmas holds a Bachelor of Science Degree in Business Administration and a Master of Public Administration.



Vice President–Sales Development





Staci Mehl

**Vice President –
Sales Development**

Staci Mehl - Vice President – Sales Development

Staci Mehl is a Vice President of MedFire Innovations. She has served on the Board of Directors of MedFire since 2019. Staci functioned as an independent consultant to MedFire from 2016 to the present, and is responsible for the development of product sales for the Company. Staci holds a Bachelor's Degree in Microbiology from Texas A&M University.



Chief Bio Engineer & Consultant





Andrea Siller

Chief Bio Engineer & Consultant

Andrea Siller – Chief Bio Engineer & Consultant

Andrea Siller is our Chief Biomedical Engineer, and regulatory consultant. Andrea is passionate for helping to improve the lives of people by applying her talents and skill in design engineering. She is extremely experienced in product design and development processes, project planning and management, quality control and regulatory compliance, and business development. Andrea won the National Entrepreneur Award (Mexico) in 2017, has been a moderator on FORBES Health Panels, has a TEDx Talk, and was recognized by Vogue UK Magazine and One Young World as part of the "Game Changers" generation.

